

Mail Stop 6010

October 19, 2007

VIA U.S. MAIL and FACSIMILE

Robert W. Pawlak
Chief Financial Officer
Cohesant Technologies, Inc.
5845 West 82nd Street, Suite 102
Indianapolis, Indiana 46278

>   **RE: Cohesant Technologies, Inc.**
>   **Form 10-KSB for the fiscal year ended November 30, 2006**
>   **Filed February 26, 2007**
>   **File No. 001-13484**

Dear Mr. Pawlak:

   We have reviewed your response dated October 2, 2007 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Pawlak
Cohesant Technologies, Inc.
October 19, 2007
Page 2

Form 10-KSB for the fiscal year ended November 30, 2006

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

b. Revenue Recognition, page F-9

1.   We reference your response to prior comment three from our letter dated September 18, 2007. We see that you receive an up-front license fee and subsequent payments for the purchase of equipment and epoxy coatings and that a typical license agreement contains a 10-year term. We note in your response that you recognize the license fee when all material services or conditions relating to the license fee, consisting predominantly of training have been substantially performed and collectibility is assured. Please further explain to us the basis in GAAP for your policy for up front license fees. In that regard, please further explain how you considered whether such fees should be deferred and recognized over the lives of the arrangements; and, describe how your policy considers the guidance from SAB Topic 13-A3(f).

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

                                                        Sincerely,

                                                        Gary Todd
                                                        Reviewing Accountant